Via Facsimile and U.S. Mail
Mail Stop 6010


							June 28, 2005


Walter E. Riehemann
Vice President & General Counsel
Adams Laboratories, Inc.
425 Main Street
Chester, New Jersey 07930

Re:	Adams Laboratories, Inc.
	Amendment #2 to Registration Statement on Form S-1
	Filed June 16, 2005
      File Number 333-123585

Dear Mr. Riehemann:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Management`s Discussion and Analysis of Financial Conditions and
Results of Operations

Critical Accounting Policies and Estimates

Sales Returns and Allowances, page 33
1. We have read your response to comment 5 and we have the following additional comments:

a. For the disclosures that you have included a sensitivity
analysis,
please clarify in the filing what assumption and/or estimate changed
that would cause the provision to change.  Also clarify why 1% is an
appropriate change.
b. Please include the following information in your rollforward that
is disclosed on page 34:
* Current provision related to sales made in current period,
?	Current provision related to sales made in prior periods,
?	Actual returns or credits in current period related to sales made in current period,
?	Actual returns or credits in current period related to sales made in prior periods.

Accretion of Preferred Stock, page F-14
2. We have read your response to comment 15. Please explain to us why you have not reflected any adjustment in fair value of your redeemable preferred stock as a reduction or increase in income applicable to common stockholders in the calculation of your earnings per share pursuant to EITF Topic D-98. As it appear the increases or decreases in the carrying amount of the redeemable preferred stock are material please present the charges or credits to income as a separate disclosure of income applicable to common stockholders on the face of the income statement.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Joseph Roesler at (202) 551-3628 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Lee at (202) 551-3654 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	J. Vaughan Curtis
	Alston & Bird LLP
	One Atlantic Center
	1201 West Peachtree Street
	Atlanta, Georgia 30309




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Walter E. Riehemann
Adams Laboratories, Inc.
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